ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 11, 2013	James M. Forbes
+1 617 235 4765
James.Forbes@ropesgray.com

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GMO Trust (File Nos. 002-98772 and 811-04347)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of GMO Trust (the “Trust”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(1) thereunder, (2) the Investment Company Act of 1940, as amended (the “1940 Act”), (3) Form N-1A, and (4) Regulation S-T, is Post-Effective Amendment No. 169 to the Trust’s Registration Statement under the Securities Act and Amendment No. 212 to the Trust’s Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 169/212”), including (i) a Prospectus and Statement of Additional Information relating to Class III shares of GMO Short-Duration Collateral Fund (the “Fund”); and (ii) other information, the signature page, and exhibits.

This Amendment No. 169/212 relates solely to the Fund. The purpose of this Amendment No. 169/212 is to register a new class of shares of the Fund (Class III shares) and to update information regarding changes to the Fund’s fee arrangements, anticipated to become effective February 9, 2014. Included as part of this Amendment No. 169/212 are relevant portions of a recent supplement to the Fund’s current Prospectus, which describes additional anticipated changes to the Fund’s class and fee structure, investment objective, principal investment strategies and name.

The Fund constitutes one of fifty-three series of the Trust. The other series of the Trust are offered through separate prospectuses or private placement memoranda and statements of additional information, and no information contained herein is intended to amend or supersede any prior filing relating to any other series of the Trust. Pursuant to the provisions of Rule 485(a)(1) under the Securities Act, it is intended that this Amendment No. 169/212 become effective on February 9, 2014.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at +1 617 235 4765.

Very truly yours,

/s/ James M. Forbes

James M. Forbes

Enclosures

cc:	J.B. Kittredge, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq.
Elizabeth J. Reza, Esq.